

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

ALCHEMY ALTERNATIVES, INC. FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 New Montgomery Street 9th Floor
(No. and Street)



SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2007
WASH, DC 213 SECTION

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Rogers **415 738-6220**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA P.C
(Name – *if individual, state last, first, middle name*)

217 Cardinal Drive First Floor	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mark Rogers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alchemy Alternatives, Inc.**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President & CEO

Title



Notary Public


MARIA CECILIA LUALHATI
Comm. # 1468902
NOTARY PUBLIC - CALIFORNIA
San Mateo County
My Comm. Expires FEB. 8, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALCHEMY ALTERNATIVES, INC.

FINANCIAL STATEMENTS
With Independent Auditors' Report

December 31, 2006

Alchemy Alternatives, Inc.
751 Laurel Street, #119
San Carlos, CA 94070

To: Alchemy Alternatives, Inc.

Subject: Annual Report

Date: February 15, 2007

Please find your copy of the 2006 Annual Report of Alchemy Alternatives, Inc. attached.

This report has been prepared by an independent certified public accountant and contains a summary of Alchemy Alternatives, Inc. financial activity for the year ended December 31, 2006.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,



Mark Rogers, President
Alchemy Alternatives, Inc.

Date Signed February 15, 2007

Alchemy Alternatives, Inc.

Table of Contents


Michael Coglianese CPA, P.C.
Certified Public Accountants

123 E. Lake Street • Suite 103
Bloomingdale, IL 60108
Phone: (630) 351-8942
Fax: (630) 351-8968
Website: www.coglianesecpa.com

Independent Auditor's Report

Board of Directors
Alchemy Alternatives, Inc.
San Carlos, California

We have audited the accompanying statement of financial condition of Alchemy Alternatives, Inc. (the Company) as of December 31, 2006, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alchemy Alternatives, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Coglianese CPA PC

Bloomingdale, Illinois
February 15, 2007

Alchemy Alternatives, Inc.

Statement of Financial Condition

December 31, 2006

ASSETS	
Cash	208,305
Total Assets	208,305
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued expenses	$ 3,400
Due to Alchemy Ventures, Inc.	150,000
Total Liabilities	$ 153,400
Common stock (no par value; 100 shares issued and outstanding)	$ 100
Paid-in capital	24,900
Retained earnings	29,905
Total Stockholders' Equity	$ 54,905
Total Liabilities and Stockholders' Equity	$ 208,305

See independent auditor's report and accompanying notes.

Alchemy Alternatives, Inc.

Statement of Income (Loss)

For the Year Ended December 31, 2006

REVENUES	
Execution referral fees	$ 428,869
Placement fees	81,250
Other	3,224
Total Revenue	$ 513,343
EXPENSES	
Professional fees	$ 12,150
Consulting fees	24,000
Licenses & permits	397
Insurance	384
Dues & Subscriptions	1,275
Management fees	444,000
Other operating expenses	983
Total Expenses	$ 483,189
Income (loss) before interest & income taxes	30,154
Interest income	541
Income tax provision	(800)
Net Income (Loss)	$ 29,895

See independent auditor's report and accompanying notes.

Alchemy Alternatives, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2006

	Common Stock	Paid In Capital	Retained Earnings	Stockholder's Equity
December 31, 2005	$ 100	$ 24,900	$ 10	$ 25,010
Net income	0	0	29,895	29,895
December 31, 2006	$ 100	$ 24,900	$ 29,905	$ 54,905

See independent auditor's report and accompanying notes.

Alchemy Alternatives, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 29,895
Adjustments to reconcile Net income to net cash provided (used) by operating activities	
(Increase) decrease in:	
Due from Alchemy Trading Partners	4,000
Due to Alchemy Ventures, Inc.	150,000
Accounts payable & accrued expenses	3,400
Net cash provided (used) by operating activities	$ 157,400
Net increase (decrease) in cash	187,295
Cash at beginning of year	21,010
Cash at end of year	$ 208,305

SUPPLEMENTAL DISCLOSURE

Income taxes paid in 2006	$ 995

See independent auditor's report and accompanying notes.

Alchemy Alternatives, Inc.

Notes to the Financial Statements

(1) Organization

Alchemy Alternatives, Inc., a California corporation (the "Company"), is a private placement broker-dealer, registered with the National Association of Securities Dealers, Inc., and licensed by the Securities and Exchange Commission ("SEC"). The Company primarily derives execution referral fees from a limited number of institutional clients.

(2) Summary of Significant Accounting Policies

Security Transactions
The Company does not clear any customer transactions. Execution referral fees and related charges generated from client securities transactions are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized currently to the extent that realization of such benefits is more likely than not.

Estimated Fair Value of Financial Instruments
The Company considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Alchemy Alternatives, Inc.

Notes to the Financial Statements

(3) Income Taxes

The income tax provision (benefit) for the year ended December 31, 2006 consists of the following:

Federal:	
Current	$ 0
California:	
Current	$ 800
Total income tax provision	$ 800

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule l5c3-l) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2006, the Company's net capital was $54,905 which exceeded the requirement by $44,679.

(5) Related Party Transactions

The Company pays management fees to Alchemy Ventures, Inc., its parent Company. During 2006 the fees incurred were $444,000.

(6) Revenue

The Company's revenue consists of referral fees from other Broker Dealers. These fees are not contracted and therefore cannot be estimated and therefore are not accrued.

SUPPLEMENTAL INFORMATION

Alchemy Alternatives, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Net Capital:	
Total stockholders' equity qualified for net capital	$ 54,905
Less: Non-allowable assets	0
Net Capital	$ 54,905
Net minimum capital requirement of 6.67% of aggregate indebtedness of $153,400 or $5,000, whichever is greater	10,226
Excess net capital	$ 44,679

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5)
As of December 31, 2006

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2006	$ 54,905
Decrease in stockholders' equity	0
Decrease in non-allowable assets	0
Net capital per above computation	$ 54,905

Alchemy Alternatives, Inc.
Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2006

Not Applicable

Information for possession or Control Requirements Under Rule 15c3-3 For the Year Ended June 30, 2006

Not Applicable

Reconciliation between the audited and unaudited Statements of Financial Condition

There are no reconciling items for the period ended December 31, 2006

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a Condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated February 15, 2007.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should run be used by anyone other than these specified parties.



Bloomingdale, IL
February 15, 2007

END